

12026196

Suppl.

83-5

Received SEC
APR 16 2012
Washington, D.C. 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$10,000,000 Floating Rate Notes due April 16, 2013
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 16, 2012

The following information regarding an issue of U.S. $10,000,000 Floating Rate Notes due April 16, 2013 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 23, 2011 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated April 11, 2012 (the "Final Terms"), and the Terms Agreement dated April 11, 2012 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)   Title and Date. U.S.$10,000,000 Floating Rate Notes due April 16, 2013.

        The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)   Interest Rate/Interest Payment Date. One month LIBOR + 0.05 per cent. Floating Rate payable monthly in arrears on the 16th day of each month, commencing May 16, 2012, and ending on and including April 16, 2013. See, Final Terms, Item 16.

(c)   Maturity Date. April 16, 2013.

(d)   Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)   Kind and Priority of Liens. Not applicable.

(f)   Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for

borrowed money of the Corporation.   See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)   Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)   Other Material Provisions. Not applicable.

(i)   Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)   Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b)   Stabilization Provisions. Not applicable.

(c)   Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. <u>Exhibits</u>

A.   Information Statement (November 23, 2011);[1]

B.   Prospectus (June 3, 2008);[2]

C.   Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.   Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;[3]

E.   Global Agency Agreement (dated as of June 3, 2008);[2]

F.   Final Terms (April 11, 2012); and

G.   Terms Agreement (April 11, 2012).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 23, 2011.

[2] Filed on September 17, 2008.

[3] Filed on July 19, 2011.

[3] Filed on July19, 2011.

ANNEX F

Final Terms dated April 11, 2012



International Finance Corporation

Issue of

U.S. $10,000,000 Floating Rate Notes due April 16, 2013

under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, U.S.A. and at the website of the Corporation (www.ifc.org), and copies may be obtained from the website of the Luxembourg Stock Exchange, (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1166
	(ii) Tranche Number:	1
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).	
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")

4. Aggregate Nominal Amount:

    (i) Series: U.S.$ 10,000,000

    (ii) Tranche: U.S.$ 10,000,000

5. Issue Price: 100 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations: U.S. $100,000 and integral multiples of U.S. $1,000 in excess thereof

    (ii) Calculation Amount: U.S. $1,000

7. (i) Issue Date: April 16, 2012

    (ii) Interest Commencement Date: Issue Date

8. Maturity Date: April 16, 2013

9. Interest Basis: 1 month LIBOR + 0.05 per cent. Floating Rate (further particulars specified below)

10. Redemption/Payment Basis: Redemption at par

11. Change of Interest or Redemption/Payment Basis: Not Applicable

12. Put/Call Options: Not Applicable

13. Status of the Notes: Senior

14. Method of distribution: Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions: Not Applicable

16. Floating Rate Note Provisions: Applicable

    (i) Interest Period(s):   The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.

    (ii) Specified Interest Payment Dates: The 16th day of each month, commencing May 16, 2012, and ending on and including the Maturity Date

    (iii) First Interest Payment Date: May 16, 2012

    (iv) Interest Period Date: Each Specified Interest Payment Date

    (v) Business Day Convention: Following Business Day Convention, adjusted

    (vi) Business Centre(s):   New York and London

-2-

(vii) Manner in which the Rate(s) of Interest is/are to be determined:		Screen Rate Determination
(viii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):		Citibank, N.A., London
(ix) Screen Rate Determination:		
	— Reference Rate:	1 month LIBOR
	— Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day falling two Business Days in London prior to the first day of such Interest Accrual Period. For purposes of clarification, the Rate of Interest in respect of the first Interest Accrual Period will be determined on April 12, 2012.
	— Relevant Screen Page:	Reuters LIBOR01
(x) ISDA Determination:		Not Applicable
(xi) Margin(s):		+ 0.05 per cent. per annum
(xii) Minimum Rate of Interest:		Not Applicable
(xiii) Maximum Rate of Interest:		Not Applicable
(xiv) Day Count Fraction:		Actual/360
(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Refer to the Conditions
17. Zero Coupon Note Provisions:		Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:		Not Applicable
19. Dual Currency Note Provisions:		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable

DC_LAN01:269801.5

23.	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:
		DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

-4-

31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Terms Agreement:	April 11, 2012
	(iii)	Stabilizing Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

-5-

PART B – OTHER INFORMATION

LISTING

    (i)   Listing: None

    (ii)   Admission to trading: Not Applicable

RATINGS

Ratings: The Notes to be issued have been rated:

                                   S & P: AAA

                                   Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VBS43
Common Code:	Not Applicable
CUSIP:	45950VBS4
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

-6-

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a rate of 15 per cent. where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

DC_LAN01:269801.5

TERMS AGREEMENT NO. 1166 UNDER
THE STANDARD PROVISIONS

April 11, 2012

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1   The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 10,000,000 Floating Rate Notes due April 16, 2013 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on April 16, 2012 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 10,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2   When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Dealer**" refers to the undersigned and the term "**Time of Sale**" refers to April 5, 2012, 2:00 p.m. New York time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3   The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4   The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5   The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such

firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6   The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

7   The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

8   The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9   In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

    All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DC_LAN01:269802.4

HSBC SECURITIES (USA) INC.

By: _____
    Name:
    Title:
        Elsa Y. Wang
        Vice President

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____
    Name:
    Title:

3

HSBC SECURITIES (USA) INC.

By: _____

     Name:

     Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____

     Name:

     Title:

DC_LAN01:269802.4

SCHEDULE I

Notice Details of the Dealer:

       HSBC Securities (USA) Inc.
       452 Fifth Avenue
       New York, NY 10018

Attention:	Transaction Management Group
Telephone:	212-525-5107
Facsimile:	212-525-0238

4

 

File No. 83-5
Regulation IFC: Rule 3

April 16, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S.$ 10,000,000 Floating Rate Notes due April 16, 2013, dated April 16, 2012.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391



International
Finance Corporation
World Bank Group



Received SEC

APR 16 2012

Washington, DC 20549

File No. 83-5
Regulation IFC: Rule 3

April 16, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

     Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S.$ 10,000,000 Floating Rate Notes due April 16, 2013, dated April 16, 2012.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Chief Counsel

Attachments

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF
INTERNATIONAL FINANCE CORPORATION**

In respect of its
U.S.$10,000,000 Floating Rate Notes due April 16, 2013
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 16, 2012

The following information regarding an issue of U.S. $10,000,000 Floating Rate Notes due April 16, 2013 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 23, 2011 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated April 11, 2012 (the "Final Terms"), and the Terms Agreement dated April 11, 2012 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. <u>Description of Obligations</u>

<u>See</u>, generally, Final Terms.

(a)   <u>Title and Date.</u> U.S.$10,000,000 Floating Rate Notes due April 16, 2013.

        The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. <u>See</u> Prospectus.

(b)   <u>Interest Rate/Interest Payment Date.</u> One month LIBOR + 0.05 per cent. Floating Rate payable monthly in arrears on the 16th day of each month, commencing May 16, 2012, and ending on and including April 16, 2013. <u>See</u>, Final Terms, Item 16.

(c)   <u>Maturity Date.</u> April 16, 2013.

(d)   <u>Redemption Provisions/Amortization Provisions.</u> The Notes are not redeemable prior to maturity. <u>See</u> Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)   <u>Kind and Priority of Liens.</u> Not applicable.

(f)   <u>Priority of Obligations.</u> The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank <u>pari passu</u> and without any preference among themselves and <u>pari passu</u> with all other outstanding unsecured and unsubordinated obligations for

borrowed money of the Corporation. <u>See</u> Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)   <u>Amendment of Terms.</u>

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. <u>See</u> Prospectus at p. 37.

(h)   <u>Other Material Provisions.</u> Not applicable.

(i)   <u>Fiscal/Paying Agent.</u> The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. <u>Distribution of Obligations</u>

(a)   <u>Plan of Distribution.</u> <u>See,</u> generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. <u>See</u> p. 1 of the Terms Agreement.

(b)   <u>Stabilization Provisions.</u> Not applicable.

(c)   <u>Responsibility of Each Underwriter/Withholding of Commissions.</u> <u>See</u> <u>generally</u> Program Agreement and Terms Agreement.

Item 3. <u>Distribution Spread</u>

<u>See</u> Final Terms, "Distribution".

Item 4. <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

See Item 2(a) above.

Item 5. <u>Other Expenses of Distribution</u> Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.   Information Statement (November 23, 2011);[1]

B.   Prospectus (June 3, 2008);[2]

C.   Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.   Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;[3]

E.   Global Agency Agreement (dated as of June 3, 2008);[2]

F.   Final Terms (April 11, 2012); and

G.   Terms Agreement (April 11, 2012).

---

[1]   Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 23, 2011.

[2]   Filed on September 17, 2008.

[3]   Filed on July 19, 2011.

[3]   Filed on July19, 2011.

Final Terms dated April 11, 2012



International Finance Corporation

Issue of

U.S. $10,000,000 Floating Rate Notes due April 16, 2013

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus is available for viewing at the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, U.S.A. and at the website of the Corporation (www.ifc.org), and copies may be obtained from the website of the Luxembourg Stock Exchange, (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1166
	(ii) Tranche Number:	1
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).	
3.	Specified Currency or Currencies:	United States Dollar ("U.S. $")

4. Aggregate Nominal Amount:

    (i) Series: U.S.$ 10,000,000

    (ii) Tranche: U.S.$ 10,000,000

5. Issue Price: 100 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations: U.S. $100,000 and integral multiples of U.S. $1,000 in excess thereof

    (ii) Calculation Amount: U.S. $1,000

7. (i) Issue Date: April 16, 2012

    (ii) Interest Commencement Date: Issue Date

8. Maturity Date: April 16, 2013

9. Interest Basis: 1 month LIBOR + 0.05 per cent. Floating Rate (further particulars specified below)

10. Redemption/Payment Basis: Redemption at par

11. Change of Interest or Redemption/Payment Basis: Not Applicable

12. Put/Call Options: Not Applicable

13. Status of the Notes: Senior

14. Method of distribution: Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions: Not Applicable

16. Floating Rate Note Provisions: Applicable

    (i) Interest Period(s):   The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the First Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.

    (ii) Specified Interest Payment Dates: The 16th day of each month, commencing May 16, 2012, and ending on and including the Maturity Date

    (iii) First Interest Payment Date: May 16, 2012

    (iv) Interest Period Date: Each Specified Interest Payment Date

    (v) Business Day Convention: Following Business Day Convention, adjusted

    (vi) Business Centre(s):   New York and London

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(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix)	Screen Rate Determination:	
	– Reference Rate:	1 month LIBOR
	– Interest Determination Date(s):	With respect to the Rate of Interest and each Interest Accrual Period, the day falling two Business Days in London prior to the first day of such Interest Accrual Period. For purposes of clarification, the Rate of Interest in respect of the first Interest Accrual Period will be determined on April 12, 2012.
	– Relevant Screen Page:	Reuters LIBOR01
(x)	ISDA Determination:	Not Applicable
(xi)	Margin(s):	+ 0.05 per cent. per annum
(xii)	Minimum Rate of Interest:	Not Applicable
(xiii)	Maximum Rate of Interest:	Not Applicable
(xiv)	Day Count Fraction:	Actual/360
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Refer to the Conditions
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

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23.	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:
		DTC Global Registered Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

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31.	Consolidation provisions:		Not Applicable
32.	Additional terms:		Applicable
	(i)	Governing law:	New York

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Terms Agreement:	April 11, 2012
	(iii)	Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:		HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018
35.	Total commission and concession:		Not Applicable
36.	Additional selling restrictions:		Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

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PART B – OTHER INFORMATION

LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable

RATINGS

Ratings: The Notes to be issued have been rated:

S & P: AAA
Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VBS43
Common Code:	Not Applicable
CUSIP:	45950VBS4
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

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DC_LAN01:269801.5

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a rate of 15 per cent. where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

DC_LAN01:269801.5

TERMS AGREEMENT NO. 1166 UNDER
THE STANDARD PROVISIONS

April 11, 2012

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1   The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's
     U.S.$ 10,000,000 Floating Rate Notes due April 16, 2013 (the "**Notes**") described in the
     Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**")
     at 9:00 a.m. New York City time on April 16, 2012 (the "**Settlement Date**") at an aggregate
     purchase price of U.S.$ 10,000,000 (which is 100% of the aggregate nominal amount of
     the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3,
     2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by
     reference. In so purchasing the Notes, the undersigned understands and agrees that it is
     not acting as an agent of the Corporation in the sale of the Notes.

2   When used herein and in the Standard Provisions as so incorporated, the term "**Notes**"
     refers to the Notes as defined herein, the term "**Dealer**" refers to the undersigned and the
     term "**Time of Sale**" refers to April 5, 2012, 2:00 p.m. New York time. All other terms
     defined in the Prospectus, the Final Terms relating to the Notes and the Standard
     Provisions shall have the same meaning when used herein.

3   The Corporation represents and warrants to the undersigned that the representations,
     warranties and agreements of the Corporation set forth in Clause 2 of the Standard
     Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and
     supplemented with respect to Notes at the date hereof") are true and correct on the date
     hereof.

4   The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy,
     on the date hereof and on the Settlement Date, of the Corporation's representations and
     warranties contained in Clause 2 of the Standard Provisions and to the Corporation's
     performance and observance of all applicable covenants and agreements contained
     therein, in each case with respect to the Notes. The obligation of the undersigned to
     purchase Notes hereunder is further subject to the receipt by the undersigned of an
     officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of
     the Standard Provisions, dated as of the Settlement Date.

5   The obligation of the undersigned to purchase Notes hereunder is further subject to the
     receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the
     undersigned and giving the undersigned full benefit of the existing validity opinion of such

firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

7 The purchase price specified above will be paid by the Dealer by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

8 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DC_LAN01:269802.4

HSBC SECURITIES (USA) INC.

By: _____

Name:

Title: Elsa Y. Wang

           Vice President

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____

Name:

Title:

3

HSBC SECURITIES (USA) INC.

By: _____

      Name:

      Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____

      Name:

      Title:

3

SCHEDULE I

Notice Details of the Dealer:

HSBC Securities (USA) Inc.
452 Fifth Avenue
New York, NY 10018
Attention: Transaction Management Group
Telephone: 212-525-5107
Facsimile: 212-525-0238

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